UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04033A100
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road, 3rd Floor
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04033A100	Page 3 of 5 Pages
SCHEDULE 13D
Item 1.  Security and Issuer.
This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Stock, par value $0.001 (the “Shares”), issued by ARIAD Pharmaceuticals, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 29, 2013 and amended by Amendment Nos. 1, 2 and 3 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:

The Reporting Persons have been in negotiations with certain members of the Issuer’s board of directors and the board’s advisors in an attempt to avoid a potential proxy contest by the Reporting Persons at the 2015 annual meeting.  As part of those discussions, the Reporting Persons have indicated their belief that based on their experiences and interactions with the Issuer, it is in the best interests of the Issuer and its shareholders that the board undertake measures to effect and facilitate the imminent retirement of Harvey Berger as CEO of the Issuer and that any settlement of a potential proxy contest must include the CEO’s retirement.  Unfortunately, the Reporting Persons have not been able to reach a settlement.

Given the impasse with the board on a settlement and the conduct of certain members of the board (including as described in the following paragraph), the Reporting Persons believe that the board as currently constructed (particularly in its leadership roles) is not up to the task of providing the stewardship necessary to optimally navigate the Issuer.  Therefore, on February 19, 2015, the Reporting Persons notified the Issuer that the Reporting Persons intend to appear at the Issuer's 2015 annual meeting of stockholders to nominate and seek to elect Richard C. Mulligan, Ph.D. and Anna Protopapas to the Issuer’s eight member staggered board of directors.  The Reporting Persons intend to seek to unseat Harvey Berger, the Issuer’s Chairman and CEO, and Wayne Wilson, the lead independent director, with their two nominees at the 2015 annual meeting and reserve the right to add an additional nominee prior to the February 25, 2015 deadline to nominate directors under the Issuer’s bylaws.  The respective biographies of their two nominees are set forth below.

In addition, the Reporting Persons are extremely concerned with the conduct of certain members of the Issuer’s board, particularly with respect to compensation, governance and financial matters.  For example, the Reporting Persons are especially disturbed by the decision to renew Harvey Berger’s employment contract in October 2013 and, given the egregious terms of that employment agreement, urge the Issuer to immediately disclose to shareholders any discussions of the board and the compensation committee regarding the decision to renew this agreement.  In this regard, the Reporting Persons may seek to compel such disclosure and may ultimately initiate court proceedings to seek to remove one or more directors for cause based on potential breaches of their fiduciary duties.

BIOGRAPHIES

Richard C. Mulligan, Ph.D. – Richard C. Mulligan, Ph.D. is a founding partner of Sarissa Capital Management LP, a registered investment advisor formed in 2012.  Sarissa Capital focuses on improving the strategies of companies to better provide shareholder value.  In 2013, Dr. Mulligan became the Mallinckrodt Professor of Genetics, Emeritus, at Harvard Medical School, after serving as the Mallinckrodt Professor of Genetics and Director of the Harvard Gene Therapy Initiative since 1996.  Prior to that, he was Professor of Molecular Biology at the Massachusetts Institute of Technology, a member of the Whitehead Institute for Biomedical Research, and the Chief Scientific Officer of Somatix Therapy Corporation, a drug discovery and development company that he founded.  Dr. Mulligan was named a MacArthur Foundation Fellow in 1981.  Since 2009, Dr. Mulligan has served as a member of the board of directors of Biogen Idec, Inc., a biopharmaceutical company.  Previously, Dr. Mulligan had also served as a director of Cellectis SA, Enzon Pharmaceuticals and ImClone Systems Incorporated, all healthcare companies.  Dr. Mulligan received his S.B. degree from the Massachusetts Institute of Technology and his Ph.D. in biochemistry from Stanford University School of Medicine.

Anna Protopapas – From October 2010 to October 2014, Anna Protopapas served as a member of the Executive Committee of Takeda Pharmaceutical Co and in various senior management positions at the company.  Specifically, from April 2013 to October 2014, she served as the President of Millennium Pharmaceuticals, where she was responsible for leading Takeda’s oncology business.  Within that period, she also held the role of Executive VP of Global Business

CUSIP No. 04033A100	Page 4 of 5 Pages
SCHEDULE 13D
Development of Takeda where she was responsible for global acquisitions, partnering, licensing and venture investing.  In this role, Ms. Protopapas was instrumental in developing and executing an acquisition strategy that helped globalize Takeda, including leading the company’s $12 billion acquisition of Nycomed.  From October 1997 to October 2010, Ms. Protopapas served in various positions at Millennium Pharmaceuticals including as the Senior Vice President of Strategy and Business Development and a member of the Executive Committee, where she led the company’s business development initiatives and played an integral role in the transformation of the company from a genomics start-up to a fully integrated oncology leader and led the process that resulted in the sale of Millennium to Takeda for approximately $8.8 billion.  Ms. Protopapas received a Bachelor in Science and Engineering from Princeton University, a Master in Chemical Engineering Practice from the Massachusetts Institute of Technology and a Master in Business Administration from Stanford Graduate School of Business.

CUSIP No. 04033A100	Page 5 of 5 Pages
SCHEDULE 13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2015

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
 Alexander J. Denner